Exhibit 99.2
Scotiabank announces dividend on common shares

TORONTO, June 1, 2004 – Scotiabank today announced a dividend of 30 cents per common share for the quarter ending July 31, 2004, payable on July 28, 2004, to shareholders of record at the close of business on July 6, 2004.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending July 31, 2004, payable on July 28, 2004, to shareholders of record at the close of business on July 6, 2004:

•  Series 12, Dividend No. 24    of     $0.328125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

For further information:

Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808

Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625